                  PAPER B: Appendix

                  Ontario's Economic Outlook
---------------------------------------------------------------------------------------------------------------------------

                2006 ONTARIO BUDGET

                                                                       ONTARIO'S ECONOMIC OUTLOOK

Introduction and Overview
---------------------------------------------------------------------------------------------------------------------------

         This appendix outlines Ontario's current economic outlook.(1) Ontario is expected to see sustained economic growth, despite the challenges arising from the global environment. The growing economy will contribute to revenue growth, keeping the fiscal plan on track.

         The Ontario economy showed moderate growth in 2005, with real gross domestic product (GDP) increasing an estimated 2.7 per cent, significantly higher than the 2.0 per cent projection used for planning purposes in the
         2005 Budget. Economic growth in 2005 was also well above the average private-sector projection at the time of the
         2005 Budget (2.3 per cent). This is a testament to the fundamental strength of the Ontario economy.

         Although short-term interest rates moved moderately higher and oil prices reached record levels, consumer spending, the housing market and real business investment held up well in 2005. Ontario's exporters faced significant challenges because of the sharp rise in the Canadian dollar, but managed to record modest gains, increasing exports for the second straight year. Employment continued to rise, reducing the annual average unemployment rate to 6.6 per cent-- the lowest rate in four years.

         External forces continue to represent a challenge for Ontario's growth prospects. The Canadian dollar has continued to climb, reaching a 14-year high in early 2006, while oil prices remain close to all-time highs. The
         Bank of Canada has indicated that it may continue to raise interest rates. Most forecasters expect limited interest rate increases as national growth moderates and inflation remains low.

         The economic forecast underlying the fiscal plan is intended to be prudent, taking into account significant risks from adverse external developments. The Ministry of Finance is therefore projecting real GDP growth of 2.3 per cent for 2006. As Ontario adjusts to the higher Canadian dollar and energy prices ease, growth is expected to improve to 2.5 per cent in 2007 and 2.9 per cent in 2008. These projections of economic growth support the outlook for base taxation revenue growth of 3.6 per cent in 2006-07 and an average of 4.7 per cent over the following two years.

---------------------------------------------------------------------------------------------------------------------
ONTARIO ECONOMIC OUTLOOK
--------------------------------------------------------------------------------------------------------------------
(PER CENT)
---------------------------------------------------------------------------------------------------------------------
---------------------------------- -------------------- --------------- -------------- --------------- --------------
                                                  2004           2005e          2006p           2007p          2008p
                                   -------------------- --------------- -------------- --------------- --------------
Real GDP Growth                                    2.7             2.7            2.3             2.5            2.9
Nominal GDP Growth                                 4.9             5.3            4.5             4.3            4.7
Unemployment Rate                                  6.8             6.6            6.3             6.2            6.1
CPI Inflation                                      1.9             2.2            2.1             1.8            1.8
---------------------------------- -------------------- --------------- -------------- --------------- --------------
---------------------------------------------------------------------------------------------------------------------
e = Ministry of Finance estimate for real and nominal GDP growth;  p = projection.
Sources: Statistics Canada and Ontario Ministry of Finance.
---------------------------------------------------------------------------------------------------------------------

(1)      This Budget is based on information available up to March 16, 2006.

Ontario's Economic Outlook
---------------------------------------------------------------------------------------------------------------------------

         This section discusses the Ontario economic outlook for 2006 to 2008. In order to establish reasonable fiscal plans, the government consults with private-sector forecasters to develop economic projections. The Minister of
         Finance met with private-sector economists in the process of developing this Budget to obtain expert opinion on the economic challenges facing the province and advice on economic projections and assumptions. The assumptions about Ontario's economic growth that are used for planning purposes are typically below the average private-sector forecast.

         Currently, private-sector economists, on average, expect Ontario real GDP growth of 2.6 per cent in 2006, 2.6 per cent in 2007 and 3.1 per cent in 2008.

-----------------------------------------------------------------------------------------------------------------------
PRIVATE-SECTOR FORECASTS FOR ONTARIO REAL GDP GROWTH
----------------------------------------------------------------------------------------------------------------------
(PER CENT)
-----------------------------------------------------------------------------------------------------------------------
--------------------------------------------------- ----------------------- --------------------- ---------------------
                                                                      2006                  2007                  2008
                                                    ----------------------- --------------------- ---------------------

Conference Board (February)                                            2.7                   3.4                   3.4
Global Insight (January)                                               2.7                   2.5                   2.9
Centre for Spatial Economics (November)                                2.6                   3.8                   3.3
University of Toronto (March)                                          2.7                   2.3                   2.9
Bank of Montreal (December)                                            3.1                   3.1                     -
RBC Financial (March)                                                  3.2                   2.8                     -
Scotiabank (March)                                                     2.0                   2.1                     -
TD Bank (February)                                                     2.4                   2.3                     -
Nesbitt Burns (March)                                                  2.5                   2.4                     -
CIBC World Markets (February)                                          1.8                   1.6                     -
Private-Sector Survey Average                                          2.6                   2.6                   3.1
--------------------------------------------------- ----------------------- --------------------- ---------------------
--------------------------------------------------- ----------------------- --------------------- ---------------------
Ontario's Planning Assumption                                          2.3                   2.5                   2.9
--------------------------------------------------- ----------------------- --------------------- ---------------------
-----------------------------------------------------------------------------------------------------------------------
Sources: Ontario Ministry of Finance and Ontario Ministry of Finance Survey of Forecasts (March 2006).
-----------------------------------------------------------------------------------------------------------------------

THE GLOBAL ECONOMIC ENVIRONMENT
         Ontario is part of an increasingly integrated global economy. This economic outlook reflects developments in external forces that have adversely affected Ontario's growth prospects. Oil prices have risen sharply over the past two years and are expected to remain high. The Canadian dollar is now expected to remain above 85 cents US over the medium term. The U.S. economy is expected to grow at a healthy rate in 2006, although more slowly than last year's pace.

         Private-sector forecasters expect oil prices to average $60.50 US per barrel in 2006 and $56.60 US per barrel in
         2007, reflecting strong global demand and potential supply disruptions due to ongoing political instability in key oil-producing regions. High oil prices reduce the amount of discretionary income available for households to spend on other goods and services. For many businesses, high oil prices reduce profits and their ability to fund new investments.

         Forecasts for the Canadian dollar currently average 86.6 cents US for 2006 and 86.9 cents US for 2007. The rise in the Canadian dollar is presenting a significant challenge for Ontario's export-oriented manufacturing sector.
         Despite the high dollar, manufacturing output has increased and firms have raised productivity. Partly offsetting its negative impact on competitiveness, the high dollar benefits Ontario households and businesses by lowering the cost of imported consumer goods and machinery and equipment.

         U.S. economic growth is expected to decline from 3.5 per cent in 2005 to 3.4 per cent in 2006 and 3.0 per cent in
         2007. While growth will benefit from relatively low interest rates and post-hurricane rebuilding, high levels of consumer debt and the massive U.S. fiscal and current account deficits raise questions about the sustainability of U.S. economic growth.

         The Bank of Canada is expected to raise interest rates in 2006 and long-term bond yields are expected to move up.
         This will dampen household and business spending.

         The table below highlights the average private-sector forecast of several external factors that are key determinants of Ontario's economic growth.

------------------------------------------------------------------------------------------------------------------------
KEY EXTERNAL FACTORS AFFECTING ONTARIO'S ECONOMY
AVERAGE PRIVATE-SECTOR FORECAST
------------------------------------------------------------------------------------------------------------------------
                                                            Actual                            Forecast
                                                  --------------------------- ------------------------------------------
                                                          2004          2005           2006          2007          2008
                                                  ------------- ------------- -------------- ------------- -------------
Canadian Dollar (Cents US)                                76.8          82.5          86.6           86.9          85.9
Crude Oil ($ US per Barrel)                               41.4          56.5          60.5           56.6          49.9
U.S. Real GDP Growth (Per Cent)                            4.2           3.5           3.4            3.0           3.1
3-month Treasury Bill Rate (Per Cent)                      2.2           2.7           3.9            4.1           4.3
10-year Government Bond Rate (Per Cent)                    4.6           4.1           4.3            4.6           5.2
------------------------------------------------------------------------------------------------------------------------
Sources: Bank of Canada, New York Mercantile Exchange, U.S. Bureau of Economic Analysis, Blue Chip Economic Indicators
(March 2006) and Ontario Ministry of Finance Survey of Forecasts (March 2006).
------------------------------------------------------------------------------------------------------------------------

         The next table shows the typical range for the first- and second-year impact of changes in these external factors on the real growth of the Ontario economy. These estimates are based on historical relationships and illustrate the upper and lower bounds for the average response. The results show the implications of changes in key assumptions in isolation from changes to other external factors. The combination of other circumstances can also have a substantial bearing on the actual outcome. The range of possible impacts reflects a variety of factors.
         For example:

•      A percentage point increase in U.S. real growth would add 0.3 to 0.7 percentage points to real growth in Ontario in the first year. In this case, the range in part reflects the fact that the impact on Ontario growth depends on the composition of U.S. growth.

•      A five-cent rise in the Canadian dollar would reduce Ontario real growth by 0.2 to 0.9 percentage points in the first year. This range reflects a number of uncertainties, such as the extent to which firms pass lower import costs through to domestic prices for goods and services in Canada.

•      A sustained $10 US per barrel increase in the price of world crude oil would lower U.S. growth and trim Ontario's real growth by 0.3 to 0.7 percentage points in the first year. This impact assumes a matching rise in natural gas prices, since it is a substitute source of energy. The range is due in part to uncertainty regarding the degree to which higher energy costs affect consumer and business expectations and behaviour.

•      A one percentage point rise in nominal interest rates would reduce Ontario real GDP growth by 0.1 to 0.5 percentage points in the first year. Real growth would be reduced further in the second year, owing to the length of time it takes for monetary policy changes to affect spending. Higher interest rates discourage interest-sensitive spending such as housing and durable-goods purchases. The range in part reflects the extent to which the negative impact would be offset by higher interest income.

------------------------------------------------------------------------------------------------------------------------
IMPACTS OF CHANGES IN KEY ASSUMPTIONS ON ONTARIO REAL GDP GROWTH(1)
(PERCENTAGE POINT CHANGE)
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------- ------------------------ ---------------------
                                                                                       First Year           Second Year
                                                                          ------------------------ ---------------------
Canadian Dollar Appreciates by Five Cents US                                         -0.2 to -0.9          -0.7 to -1.4
World Crude Oil Prices Increase by $10 US per Barrel                                 -0.3 to -0.7          -0.1 to -0.5
U.S. Real GDP Growth Increases by One Percentage Point                               +0.3 to +0.7          +0.4 to +0.8
Canadian Interest Rates Increase by One Percentage Point                             -0.1 to -0.5          -0.2 to -0.6
------------------------------------------------------------------------- ------------------------ ---------------------
------------------------------------------------------------------------------------------------------------------------
(1) Impacts based on changes being sustained.
Source: Ontario Ministry of Finance.
------------------------------------------------------------------------------------------------------------------------

OIL PRICES

[Bar chart showing the crude oil price forecast from 2001 through 2005 with projections for 2005-2006.]

         Crude oil prices soared to record levels in 2005, climbing 36 per cent to an average of $56.50 US per barrel.
         This was the fourth consecutive year that oil prices rose. Over this period, prices for this key commodity have more than doubled. The sharp rise in oil prices reflects a combination of very strong global demand and some supply disruptions in key oil-producing regions.

         Accompanying the rise in crude oil prices, the price of natural gas spiked by about 45 per cent in 2005. Strong demand, in combination with hurricane-induced supply losses, contributed to a very tight market and high prices for natural gas.

         Private-sector forecasters predict that the main factors affecting energy markets in recent years will continue to play a significant role in 2006. As a result, crude oil prices are expected to average $60.50 US per barrel in
         2006. As additional production capacity comes online over the medium term, private-sector forecasters expect oil prices will decline to $49.90 US by 2008.

         The sharp run-up in oil prices during the past two years has not appreciably slowed the growth of the global economy. Unlike past periods, when oil price spikes contributed to significantly slower economic growth, the recent increase in prices has been mainly the result of strong demand, not steep withdrawals of supply.
         Furthermore, industrial economies, including Ontario, have become more energy efficient over the past three decades, reducing the rate of energy consumption relative to GDP by about 50 per cent over this period.

         For planning purposes, oil prices are assumed to average $61 US per barrel in 2006, and then gradually decline to
         $57 US in 2007 and $52 US in 2008, slightly higher than the private-sector average.

U.S. ECONOMY

[Bar chart showing US real GDP growth for 2003 through 2005 with projections for 2006-2008.]

         The U.S. economy continued to expand at a strong pace in 2005, with real GDP growing 3.5 per cent, following a gain of 4.2 per cent in 2004. Forecasters expect continued healthy growth in the U.S. economy, although at a slower pace. The Blue Chip Economic Indicators survey projects U.S. real GDP growth of 3.4 per cent in 2006, 3.0 per cent in 2007 and 3.1 per cent in 2008.

         While forecasters expect the U.S. economy to continue growing at a healthy pace, there are a number of risks to growth on the horizon.

         To combat increased inflation pressures, the U.S. Federal Reserve has tightened monetary conditions considerably, increasing its benchmark rate 350 basis points since June 2004. The Federal Reserve estimates that a 100 basis point rise in interest rates reduces real growth by 0.6 percentage points in the first year and 1.1 percentage points in the second year. Although forecasters expect the pace of consumer spending growth to ease modestly in
         2006, rising interest rates, in combination with already high gasoline prices and elevated personal debt levels, create a risk of a sharper slowdown. The residential construction sector has been an important driver of the current U.S. expansion, as the low interest rate environment encouraged strong housing demand. However, signs of weakening housing market activity appeared in late 2005, prompted in part by rising mortgage rates and the accompanying deterioration in home affordability. This softening could lead to a slower pace of new homebuilding.
         If home prices also decline, household wealth would be lower and reduced funds would be available for consumer spending through mortgage equity withdrawal. Higher interest rates would also increase financing costs, leaving less money available for discretionary consumer spending.

         The very large U.S. fiscal and current account deficits raise concerns about the sustainability of the pace of
         U.S. economic growth. The U.S. federal budget deficit fell 23 per cent to $319 billion US in the 2005 fiscal year, or 2.6 per cent of GDP, compared to 3.5 per cent in 2004. However, the government's budget shortfall is likely to worsen in 2006, reflecting in large part post-hurricane rebuilding expenditures, expanded prescription-drug coverage and an extension of the alternate minimum tax threshold. The U.S. current account deficit as a share of GDP reached 6.4 per cent in 2005, up from 5.7 per cent in 2004. Private-sector forecasters expect the U.S. current account deficit to show little improvement in 2006, owing to moderate foreign demand and the U.S. dollar's strength against the euro and Japanese yen over the past year.

         Both the fiscal and current account deficits require a large amount of external financing and have made the
         United States increasingly dependent on foreign capital inflows. If the confidence of international investors in the health of the U.S. economy were to falter, this could sharply reduce funds supplied to U.S. markets, potentially resulting in considerably higher interest rates and weakening consumer and business demand.

[Bar chart showing the US current account balance for alternate years from 1952 through 2005.]

[Bar chart showing the US fiscal balance for 1985 through 2005.]

THE CANADA-U.S. EXCHANGE RATE

[Graph showing the progress of the Canadian dollar from 1990 through 2005 with projections for 2006-2007.]

         The Canadian dollar has steadily appreciated against the U.S. dollar for three consecutive years, reaching a
         14-year high of over 88 cents US in early 2006. The Canadian dollar was the strongest-performing major currency in 2005. Compared to other major currencies, the Canadian dollar appreciated 5.0 per cent against the U.S.
         dollar, 18.5 per cent versus the euro and 19.8 per cent against the Japanese yen in 2005.

         The strength of Canada's currency presents a significant challenge to Ontario exporters as they compete in an increasingly competitive global marketplace for traded goods and services. The high dollar tends to have a bigger impact on Ontario than the other provinces. In 2005, international exports were equivalent to 42 per cent of
         Ontario's GDP-- more than seven percentage points higher than the rest of Canada.

         Ontario manufacturers have responded to the high dollar by increasing investment in machinery and equipment, thereby boosting productivity, finding operating efficiencies and introducing other cost-saving measures. Since about 60 per cent of Ontario machinery and equipment is imported, the high dollar has significantly lowered the cost of these investment goods. The higher dollar also improves the purchasing capacity of consumers by reducing prices of imported goods and lowering international travel costs.

         There is a wide range of views among forecasters about the future path of the Canadian dollar, with forecasts ranging from 84.1 to 89.0 cents US in 2006 and from 81.6 to 88.6 cents US in 2008. For the purposes of this
         Budget, the Canadian dollar is prudently assumed to average 87.0 cents US-- above the average private-sector forecast for the dollar in every year.

----------------------------------------------------------------------------------------------------------------
THE CANADIAN DOLLAR OUTLOOK
(CENTS US)
----------------------------------------------------------------------------------------------------------------
                                                              2006p                 2007p                 2008p
                                                -------------------- --------------------- ---------------------
Private-Sector Average                                         86.6                  86.9                  85.9
High                                                           89.0                  94.0                  88.6
Low                                                            84.1                  81.3                  81.6
Budget Assumption                                              87.0                  87.0                  87.0
----------------------------------------------- -------------------- --------------------- ---------------------
----------------------------------------------------------------------------------------------------------------
p = projection.
Sources: Ontario Ministry of Finance and Ontario Ministry of Finance Survey of Forecasts (March 2006).
----------------------------------------------------------------------------------------------------------------

EXPORTERS CONTINUE TO MAKE GAINS IN A COMPETITIVE TRADE ENVIRONMENT

[Bar chart showing Ontario's real international and interprovincial trade for exports and imports from 2001 through 2005 with projections for 2006-2008.]

         Despite facing the competitive challenge of an almost 38 per cent appreciation of the Canadian dollar since early
         2002, Ontario exports have continued to grow, bolstered by a strong world economy. In 2004, Ontario's total real exports advanced 5.6 per cent, led by a 7.3 per cent rise in international merchandise exports, the strongest gain in four years. Although the pace of export growth slowed in 2005, real exports rose an estimated 2.7 per cent. This ongoing strength in exports also reflects the adaptability of Ontario industry, which has responded to the high dollar by increasing productivity, lowering input costs and shifting to higher-value products.

         Economic growth in the rest of Canada, the United States and overseas is expected to provide solid demand for
         Ontario exports in 2006. However, the ongoing strength of the Canadian dollar is projected to limit total export growth to 2.5 per cent in 2006. As exporters adjust to the higher value of the Canadian dollar, Ontario exports are expected to rise by an average of 3.2 per cent in the 2007 and 2008 period. Ontario real imports are forecast to increase by an average of 3.7 per cent a year from 2006 to 2008.

         The United States is Ontario's most important trading partner, by a wide margin, purchasing almost 90 per cent of the province's international merchandise exports in 2005. The auto sector accounted for about 45 per cent of the province's merchandise exports to the United States. Demand for motor vehicles in the United States picked up slightly to 17.4 million units in 2005, from 17.3 million in 2004. While U.S. motor-vehicle sales are expected to decline to 16.9 million units in 2006, inventory levels have been reduced significantly and production is expected to rise. In addition, the introduction of new models should give Ontario exports a boost. Ontario's share of North American vehicle production has risen from 15.7 per cent in 2003 to 16.4 per cent in 2005. Ontario is now the largest motor-vehicle assembler in North America, surpassing Michigan in the past two years. Over the medium term, Ontario auto exports will benefit from new production lines, including the new Toyota plant in
         Woodstock, which is scheduled to begin production in 2008. Toyota's investment decision was followed in March
         2006 with announcements of plans to establish a Hino Motors Ltd. truck assembly plant, also in Woodstock, and a
         Toyotetsu auto parts plant in Simcoe.

         Machinery and equipment exports, which account for about 21 per cent of the province's international merchandise exports, increased 4.4 per cent in value in 2005. With robust corporate profits, strong cash flows and high rates of capacity utilization, U.S. businesses are expected to increase real outlays on investment in equipment and software by 9.8 per cent in 2006 and 5.9 per cent a year during the 2007 to 2008 period, providing a growing market for Ontario exporters.

         Industrial goods and materials exports (such as iron, steel, other metals, rubber and plastics), which account for about 19 per cent of Ontario's international merchandise exports, were the strongest-growing export category in 2005, up 6.5 per cent in current dollars. Global growth is expected to remain buoyant in 2006 and 2007, continuing to provide solid demand for Ontario exports of these products.

         The rapidly growing emerging economies, including Brazil, Russia, India and China, have become increasingly important markets for Ontario exports. Over the past four years, Ontario merchandise exports to India had a threefold increase, followed by Brazil (up 87 per cent), Russia (up 77 per cent) and China (up 67 per cent).
         These countries account for only one per cent of Ontario's exports but almost eight per cent of Ontario's imports. Over the medium term, these emerging markets are expected to maintain strong rates of economic growth, creating opportunities for Ontario.

         Since 2002, Ontario's nominal exports to other provinces increased by a cumulative 15.3 per cent. Sales to other provinces as a share of total Ontario exports have increased from 27.6 per cent in 2002 to 30.9 per cent in 2005.
         This has occurred in part because of strong economic growth in some other regions of Canada and in part because of the adverse impact of the rising Canadian dollar on Ontario's international exports.

INTEREST RATES AND INFLATION

         The Bank of Canada has increased its benchmark overnight rate five times, for a total of 125 basis points, to
         3.75 per cent since September 2005. The Bank has increased interest rates based on its belief that the Canadian economy is operating at close to full capacity, which could lead to rising inflationary pressures. The core rate of inflation in Canada was 1.6 per cent in 2005 and has remained under two per cent for 26 consecutive months.
         Forecasters generally expect the Bank will increase interest rates at least one more time, by 25 basis points, while some expect as many as three interest rate hikes.

         Canadian three-month treasury bill rates are forecast to average 4.0 per cent in 2006, 4.3 per cent in 2007 and
         4.5 per cent in 2008. Ten-year Government of Canada bond yields are expected to increase modestly, rising from an average of 4.5 per cent in 2006 to 4.8 per cent in 2007 and 5.2 per cent in 2008.

[Bar chart showing the ten year Government of Canada bond rate from 1990 through 2005 with projections for 2006-2008.]

         The U.S. Federal Reserve Board has continued to raise interest rates at a measured pace since June 2004 and has pushed the key target for the federal funds rate to 4.5 per cent, for a total increase of 350 basis points.
         Currently, short-term U.S. interest rates are 75 basis points above the equivalent rates in Canada. Forecasters expect the Federal Reserve to stop increasing interest rates sometime in mid-2006.

CANADIAN INTEREST RATE AND INFLATION OUTLOOK
--------------------------------------------------------------------------------------------------------------------

(ANNUAL PER CENT)
--------------------------------------------------------------------------------------------------------------------
                                                      2004          2005         2006p         2007p          2008p
                                             -------------- ------------- ------------- ------------- --------------
3-month Treasury Bill Rate                             2.2           2.7           4.0           4.3            4.5
10-year Government Bond Rate                           4.6           4.1           4.5           4.8            5.2
Ontario CPI Inflation Rate                             1.9           2.2           2.1           1.8            1.8
-------------------------------------------- -------------- ------------- ------------- ------------- --------------
--------------------------------------------------------------------------------------------------------------------
p = projection.
Sources: Bank of Canada, Statistics Canada and Ontario Ministry of Finance.
--------------------------------------------------------------------------------------------------------------------

         The Ontario consumer price index (CPI) inflation rate is expected to average 2.1 per cent in 2006, similar to the
         2.2 per cent pace of 2005. Recent inflationary pressure has come from the sharp rise in oil prices, which caused
         Ontario gasoline pump prices to increase by 13.4 per cent in 2005, after a 9.4 per cent increase in the previous year. Other energy-related items recorded large price increases in 2005, including home heating fuel oil
         (22.9 per cent) and natural gas (4.3 per cent). Excluding food and energy prices, which tend to be volatile, inflation in Ontario was just 1.2 per cent in 2005, down from 1.4 per cent in 2004. The appreciation of the
         Canadian dollar has helped to offset some of the impact of rising oil prices on measured inflation rates. As the impact of high oil prices subsides, Ontario's CPI inflation rate is expected to average 1.8 per cent in 2007 and
         2008.

         This CPI inflation forecast excludes the impact of any potential changes in the federal goods and services tax
         (GST). Reducing the GST rate by one percentage point would lower consumer prices by about 0.6 percentage points in the month. This is less than the one per cent since consumer purchases such as basic groceries and rent are exempt from GST. The impact on Ontario's annual CPI inflation rate would be smaller if the reduction occurred part way through the year.

EMPLOYMENT TO STRENGTHEN

[Bar chart showing the growth of Ontario's employment rate for 2004 and 2005 with projections for 2006-2008.]

         The Ontario economy added 81,200 net new jobs in 2005, an increase of 1.3 per cent over 2004. Almost 200,000 net new jobs have been created since October 2003. These new jobs include 74,000 in the education sector, 47,000 construction jobs, 36,000 in the finance, insurance, real estate and leasing sector, 31,000 wholesale and retail trade jobs and 18,000 professional, scientific and technical service jobs. Over 90 per cent of the jobs created were full time.

         Ontario's unemployment rate fell to an average of 6.6 per cent in 2005, the lowest annual rate since 2001.

[Bar chart showing the drop in Ontario's unemployment rate for 2004 and 2005 with projections for 2006-2008.]

         Employment is expected to increase by 1.3 per cent in 2006, or 85,000 jobs. As economic growth strengthens, job creation is expected to accelerate, with employment rising by an annual average of 1.6 per cent in the 2007 to
         2008 period, generating an additional 209,000 jobs. Solid job gains are projected to steadily lower Ontario's annual average unemployment rate to 6.1 per cent by 2008.

         Total wages and salaries increased by 4.9 per cent in 2005, far outstripping the 2.2 per cent increase in consumer prices. Wages and salaries are forecast to grow annually, averaging 4.8 per cent over the next three years, contributing to a comparable growth in personal income.

         The projected growth in employment and incomes supports the projected average annual growth in Personal Income
         Tax (5.8 per cent), Ontario Health Premium (4.6 per cent) and Employer Health Tax (4.3 per cent) revenues over the 2006-07 to 2008-09 period.

INCOME GROWTH SUPPORTS HOUSEHOLD SPENDING

[Chart showing Ontario's real consumer spending and real after-tax income for 2001 to 2005 with projections for 2006-2008.]

         Personal income rose by an estimated 4.7 per cent in 2005, up from 3.8 per cent in 2004. Income gains throughout
         2005 contributed to the ability and willingness of consumers to spend. Personal income is anticipated to rise
         4.7 per cent in 2006.

         These income gains will support increased real consumer spending, which is expected to rise a healthy 2.8 per cent in 2006, following an estimated 3.4 per cent gain last year. Over the medium term, real consumer spending is expected to grow by an average of 3.0 per cent in 2007 and 2008. The savings rate dipped to an estimated 1.3 per cent in 2005, the fourth consecutive year that the rate has hit a record low as consumer spending continued to outstrip income growth. However, this savings-rate measure does not take into account all financial sources available for spending, such as pensions, capital gains, and mortgage refinancing and home equity loans.

         Retail sales are projected to rise 4.2 per cent in 2006, following a 4.7 per cent gain in 2005. The strong rise in the value of retail sales in 2005 was in part due to higher gasoline pump prices. Retail sales, excluding gas stations, increased 3.7 per cent in 2005. Over the 2007 to 2008 period, retailers are expected to enjoy a 4.6 per cent rise in sales per year. This growth in consumer spending supports the projected increases in Retail Sales
         Tax revenues, averaging 5.6 per cent over the 2006-07 to 2008-09 period.

         Ontario housing starts reached 78,800 units in 2005, below the 85,100 units recorded in 2004. Despite lower starts last year, the housing market performed above expectations. Housing starts are anticipated to decline further in 2006 to an average of 73,500 units. They are expected to move higher over 2007 and 2008, averaging
         75,000 units per year.

         Following four years of record activity, home resales slipped 0.2 per cent in 2005, reflecting in part higher short-term mortgage rates. Housing prices continued to climb, rising an average 7.3 per cent to $263,000 in 2005, following an 8.1 per cent gain in 2004. Given the high level of activity in recent years, fewer households are expected to buy homes in 2006. For planning purposes, home resales are projected to decline by close to five per cent in 2006 and prices are expected to rise by a more modest three per cent. This housing market outlook leads to a projected 1.4 per cent decline in Land Transfer Tax revenues in 2006-07, with growth recovering over the medium term.

         Over the past few years, housing affordability has deteriorated modestly, mainly a reflection of rising house prices as the five-year mortgage rate moved down. Over the forecast period, mortgage payments as a share of after-tax income are expected to remain well below those experienced in the late 1980s.

         Despite households incurring record-high debt levels in 2005, debt costs have remained well contained. The ratio of Canadian debt costs to personal after-tax income was 7.6 per cent in the fourth quarter of 2005, below the 8.1 per cent average since 1980.

[Graph showing the affordability of Ontario's housing for 1985 to 2005 with projections for 2006-2008.]

[Graph showing Canadian household debt interest costs for 1980 through 2004.]

INVESTMENT TO LEAD GROWTH

[Graph showing the Canadian manufacturing capacity utilization rate covering 1987 through 2005.]

         Business investment spending on machinery and equipment remained robust in 2005, with estimated annual real growth of 6.7 per cent. At the same time, investment in commercial and industrial construction declined, with higher oil prices and the rise in the Canadian dollar the likely contributing factors.

         Healthy corporate financial positions, along with competitive pressures and high capacity utilization rates, have encouraged spending on machinery and equipment. Recently, Canadian manufacturing industries have been operating at historically high rates of capacity utilization. This should stimulate stronger investment in the manufacturing sector.

[Bar chart showing real business investment for 2002 through 2005 with projections for 2006-2008.]

         The Canadian debt-to-equity ratio has continued to decline in the last couple of years. Ontario pre-tax corporate profits increased by 6.2 per cent in 2005 and corporate profits as a share of GDP increased to 12.9 per cent, a
         31-year high. Canadian corporations' internally generated cash flows have steadily increased, providing an important source of financing for business investment.

         The high dollar is expected to dampen corporate profits in 2006, with growth slowing to 3.8 per cent. Profits are projected to increase by an average of 4.4 per cent in 2007 and 2008. Based on this profit growth projection,
         Ontario Corporation Tax revenues are forecast to grow by 1.2 per cent in 2006-07 and increase by an average of
         3.1 per cent over the following two years.

         According to Statistics Canada's investment intentions survey, Ontario businesses, including government business enterprises, intend to increase nominal investment spending on structures by 18.3 per cent in 2006 and on machinery and equipment by 8.8 per cent.

         Real investment in machinery and equipment is projected to rise by 7.9 per cent in 2006. With over 60 per cent of capital equipment in Ontario imported, mainly from the United States, the strong dollar will continue to lower the cost of imported investment goods. Machinery and equipment investment is projected to increase by an average of 5.9 per cent from 2007 through 2008.

         Commercial and industrial construction is expected to recover in 2006, with 5.9 per cent growth. In the past year, several large projects have been announced in the automotive industry. In addition, the government has advanced 33 projects to increase electricity supply, with investments totalling about $11 billion. The government's $500 million Advanced Manufacturing Investment Strategy will encourage investment by providing companies with loans towards projects involving process or technology innovations or energy efficiencies. This strategy is designed to help companies across the province take steps to develop and use leading technologies and innovations. Ontario's auto strategy has leveraged more than $5.7 billion of investment in Ontario. Projects supported through this strategy will undertake significant levels of investment in the next two years.

ECONOMIC OUTLOOK COMPARISON WITH G7 COUNTRIES

[Bar chart showing Canada's and Ontario's place in the economic growth of the G7.]

         Ontario is expected to remain among the fastest-growing regions when compared to major industrial countries over the 2006 to 2008 period. Private-sector forecasts expect real GDP growth in Ontario to average 2.8 per cent a year during 2006 through 2008, slightly trailing Canada as a whole and the United States.

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ONTARIO AND G7 ECONOMIC OUTLOOK, 2006 TO 2008
REAL GDP GROWTH (PER CENT)
-----------------------------------------------------------------------------------------------------------------------
                                                           2006                       2007                        2008
------------------------------------ --------------------------- -------------------------- ---------------------------
Ontario                                                     2.6                        2.6                         3.1
Canada                                                      3.0                        2.7                         3.0
United States                                               3.2                        3.0                         3.1
France                                                      1.9                        2.0                         2.1
United Kingdom                                              2.1                        2.4                         2.3
Germany                                                     1.6                        1.0                         1.5
Italy                                                       1.3                        1.3                         1.5
Japan                                                       2.3                        2.2                         1.6
------------------------------------ --------------------------- -------------------------- ---------------------------
-----------------------------------------------------------------------------------------------------------------------
Sources: Consensus Forecasts (February 2006) and Ontario Ministry of Finance Survey of Forecasts (March 2006).
-----------------------------------------------------------------------------------------------------------------------

DETAILS OF THE ONTARIO ECONOMIC OUTLOOK

This table shows the key details of the updated economic outlook for 2006 to 2008.

------------------------------------------------------------------------------------------------------------------------
THE ONTARIO ECONOMY, 2004 TO 2008
(PER CENT CHANGE)
------------------------------------------------------------------------------------------------------------------------
                                                              Actual                           Projected
                                                     -------------------------- ----------------------------------------
                                                            2004         2005e          2006         2007          2008
---------------------------------------------------- ------------ ------------- ------------- ------------ -------------
Real Gross Domestic Product                                  2.7           2.7           2.3          2.5           2.9
     Personal consumption                                    3.2           3.4           2.8          2.9           3.1
     Residential construction                                4.1          (0.1)         (2.1)         1.4           1.9
     Non-residential construction                           (7.1)         (1.5)          5.9          4.0           2.8
     Machinery and equipment                                 8.2           6.7           7.9          6.0           5.8
     Exports                                                 5.6           2.7           2.5          2.8           3.5
     Imports                                                 7.1           3.1           3.4          3.8           3.9
Nominal Gross Domestic Product                               4.9           5.3           4.5          4.3           4.7
Other Economic Indicators
     Retail sales                                            3.2           4.7           4.2          4.5           4.7
     Housing starts (000s)                                  85.1          78.8          73.5         74.5          75.5
     Personal income                                         3.8           4.7           4.7          4.8           5.0
     Wages and salaries(1)                                   4.0           4.9           4.7          4.7           4.9
     Corporate profits                                      14.1           6.2           3.8          4.3           4.5
     Consumer Price Index                                    1.9           2.2           2.1          1.8           1.8
Labour Market
     Employment                                              1.7           1.3           1.3          1.5           1.7
     Job creation (000s)                                     103            81            85           97           112
     Unemployment rate (per cent)                            6.8           6.6           6.3          6.2           6.1
---------------------------------------------------- ------------ ------------- ------------- ------------ -------------
------------------------------------------------------------------------------------------------------------------------
(1) Includes supplementary labour income.
e = estimate for GDP and components only; all other components are actual.
Sources: Statistics Canada, Canada Mortgage and Housing Corporation and Ontario Ministry of Finance.
------------------------------------------------------------------------------------------------------------------------

COMPARISON TO THE 2005 BUDGET

         Ontario's economy performed much better than anticipated in 2005, despite the high dollar and rise in oil prices.
         Real GDP rose by an estimated 2.7 per cent in 2005, 0.7 percentage points higher than the 2005 Budget projection.
         Ontario created 81,000 jobs last year, 16,000 more jobs than expected in the 2005 Budget. Stronger job creation led to better income gains and more spending. Personal income rose 4.7 per cent in 2005, 0.9 percentage points higher than expected in the 2005 Budget. This income growth spurred increased household spending. Retail sales were stronger than expected due to higher consumer spending and higher spending on gasoline sales. Housing starts were also stronger than expected. Stronger growth led to higher corporate profits.

         The outlook for Ontario growth over the 2006 to 2008 period, however, has declined since the May 2005 Budget.
         Ontario real GDP growth is now projected to be 0.5 percentage points lower in 2006, 0.9 percentage points lower in 2007 and 0.4 percentage points lower in 2008. This moderation in the province's growth prospects reflects the rapid appreciation in the Canadian dollar and sharply higher oil prices.

         The next table shows the key forecast assumptions in the 2006 Budget compared to the 2005 Budget projection.

------------------------------------------------------------------------------------------------------------------------
CHANGES IN KEY ECONOMIC FORECAST ASSUMPTIONS, 2005 BUDGET COMPARED TO 2006 BUDGET
--------------------------------------- ----------------------- -------------------- ----------------- -----------------
(PER CENT CHANGE)                                2005                  2006                2007              2008
                                        ----------------------- -------------------- ----------------- -----------------
                                        Budget        Actual         Budget of          Budget of         Budget of
                                            2005                 2005      2006     2005      2006     2005      2006
                                        ------------- --------- -------- --------- -------- --------- -------- ---------
                                        ------------- --------- -------- --------- -------- --------- -------- ---------
Real Gross Domestic Product                 2.0         2.7e      2.8      2.3       3.4      2.5       3.3      2.9
Nominal Gross Domestic Product              3.9         5.3e      4.6      4.5       5.3      4.3       5.3      4.7
Retail Sales                                4.0         4.7       3.9      4.2       4.0      4.5       4.4      4.7
Housing Starts (000s)                      75.4        78.8      74.3     73.5      74.5     74.5      75.5     75.5
Personal Income                             3.8         4.7e      4.6      4.7       4.9      4.8       5.1      5.0
Wages and Salaries(1)                       3.6         4.9e      5.0      4.7       5.4      4.7       5.4      4.9
Corporate Profits                           3.0         6.2e      4.0      3.8       4.0      4.3       4.5      4.5
Employment                                  1.0         1.3       1.8      1.3       2.0      1.5       2.0      1.7
Job Creation (000s)                          65          81       118       85       130       97       131      112

Key External Variables
Crude Oil ($ US per Barrel)                51.4        56.5      47.3      61.0     48.1      57.0     49.0      52.0
U.S. Real Gross Domestic Product            3.4         3.5       3.3      3.4       3.2       3.0      3.0       3.1
Canadian Dollar (Cents US)                 82.8        82.5      83.7      87.0     83.9      87.0     84.0      87.0
3-month Treasury Bill Rate                  2.6         2.7       3.4      4.0       4.3      4.3       4.7       4.5
10-year Government Bond Rate                4.6         4.1       5.2      4.5       5.7      4.8       6.0       5.2
--------------------------------------- ------------- --------- -------- --------- -------- --------- -------- ---------
------------------------------------------------------------------------------------------------------------------------
(1) Includes supplementary labour income.
e = estimate.
Sources: Statistics Canada, Canada Mortgage and Housing Corporation, Bank of Canada, New York Mercantile Exchange,
    U.S. Bureau of Economic Analysis, Blue Chip Economic Indicators and Ontario Ministry of Finance.
------------------------------------------------------------------------------------------------------------------------